News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 30, 2022

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada… Seabridge Gold (the "Company") today provided the results of its annual general meeting of shareholders held on June 29, 2022. A total of 44,498,539 common shares were represented at the meeting, representing 55.48% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

  Increase in the number of directors to ten;
  Election of all of management's nominees to the board of directors of the Company;

Director	Votes For	Votes Withheld	Percentage For
Trace J. Arlaud	32,619,829	312,505	99.05
Rudi P. Fronk	32,754,711	177,623	99.46
Eliseo Gonzalez-Urien	32,414,917	517,417	98.43
Richard C. Kraus	32,647,087	285,247	99.13
Jay S. Layman	32,458,700	473,634	98.56
Melanie R. Miller	32,637,162	295,172	99.10
Clem A. Pelletier	32,732,296	200,038	99.39
John W. Sabine	31,245,353	1,686,981	94.88
Gary A. Sugar	32,541,942	390,392	98.81
Carol T. Willson	32,641,362	290,972	99.12

  Appointment of KPMG LLP as auditor of the Company for the ensuing year;
  Authorization of the directors to fix the auditors remuneration;
  Amendment of the Articles of the Company to clarify the rights and restrictions attached to the Common shares;
  Increase in shares reserved under security-based compensation plans.

A total of 11,566,178 shares were "non-votes" under U.S. proxy rules and were not cast with respect to the election of each of the directors or the approval of the amendment of the Articles of the Company or the increase in shares reserved for issue under the Company's security-based compensation plans.

Commenting on the AGM, Seabridge Chairman and CEO Rudi Fronk noted the addition of Carol Willson to the Board and welcomed her as a new director to the company. "We are delighted to have Carol Willson join our Board. Carol brings extensive mining industry experience in audit and risk assessment. During a 28-year career at Ernst & Young, and as a consultant, she has been involved in internal audit reviews, fraud investigations, capital projects, ESG and cyber security."  With the addition of Carol Willson to the Board, the Company has now reached its gender diversity target of 30% of its Board members being women.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com